Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (the “Trust”) for the three and nine months ended September 30, 2005, and the audited consolidated financial statements and MD&A of Penn West Petroleum Ltd. (“Penn West”) for the year ended December 31, 2004. Due to the conversion of Penn West to an income trust on May 31, 2005, to facilitate meaningful comparisons, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of Penn West. The date of this MD&A is November 9, 2005.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles (“GAAP”) measures and may not be comparable to similar measures provided by other issuers. Cash flow represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments. Management utilizes cash flow and netbacks to assess financial performance and the capacity of the Trust to fund distributions to unitholders and future capital projects.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not represent a value equivalency at the wellhead.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

Quarterly Financial Summary ($ millions, except per unit and production amounts)

	2005 (unaudited)			2004				2003
Three months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Gross revenues (1)	$535.0	$424.2	$405.3	$400.5	$384.3	$390.4	$346.1	$310.5

Cash flow (2)	334.9	257.0	260.1	237.8	236.5	211.2	181.2	193.7
Basic per unit (3)	2.06	1.58	1.61	1.47	1.46	1.31	1.12	1.20
Diluted per unit (3)	2.04	1.49	1.58	1.44	1.44	1.29	1.11	1.18

Net income (1)	209.5	59.7	66.9	68.6	76.7	65.5	61.0	38.8
Basic per unit (3)	1.29	0.37	0.41	0.42	0.48	0.41	0.38	0.24
Diluted per unit (3)	$1.27	$0.34	$0.41	$0.42	$0.47	$0.40	$0.37	$0.24

Production
Liquids (bbls/day)	51,634	50,633	53,162	53,781	52,966	54,316	51,245	47,079
Natural gas (mmcf/d)	289.0	295.7	289.1	307.4	316.0	329.8	312.0	314.4
Total (boe/d)	99,802	99,910	101,343	105,007	105,639	109,280	103,237	99,479

(1)          The 2003 comparative figures have been restated to reflect the required retroactive implementation of accounting for Asset Retirement Obligations - see note 11 to the audited annual consolidated financial statements for the year ended December 31, 2004.

(2)   Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.

(3)          Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

Cash Flow and Net Income

A 62 percent increase in third quarter operating netbacks resulted in a 41 percent increase in cash flow and a 173 percent increase in net income. Operating netbacks were higher mainly due to increased prices received for crude oil and natural gas. Prices received for crude oil and NGL’s are related to world markets and the quality of crude oil produced. The Trust’s liquid production is 64 percent light oil that receives prices close to Imperial Oil Light at Edmonton. This benchmark price increased over 35 percent compared to Q3 2004. Natural gas prices in North America are more significantly impacted by regional supply and demand factors. The geographic constraints can result in volatility due to the supply and demand imbalances that commonly occur. Benchmark AECO prices for natural gas were 51 percent higher in the current quarter than Q3 2004.

Cash flow and net income in the first nine months of 2005 also increased mainly due to the increases in the sales price of crude oil and natural gas. The impact of higher prices during the 2005 period was partially offset by a reduction in pre-tax income of $53 million due to the payout of outstanding stock options in accordance with the plan of arrangement and the terms of the stock option plan.

Production and Netbacks

	Three months ended September 30			Nine months ended September 30
	2005	2004	% Change	2005	2004	% Change
Natural gas:
MMcf per day	289.0	316.0	(9)	291.3	319.2	(9)
Operating netback ($ per mcf):
Sales price	$8.88	$6.43	38	$7.72	$6.63	16
Hedging gain	—	—	—	0.08	—	—
Royalties	(1.83)	(1.37)	34	(1.60)	(1.40)	14
Operating costs	(0.93)	(0.75)	24	(0.84)	(0.69)	22
Netback	$6.12	$4.31	42	$5.36	$4.54	18
Light oil and NGL’s:
Barrels per day	33,101	33,370	(1)	33,106	35,084	(6)
Operating netback ($ per bbl):
Sales price	$70.94	$52.01	36	$62.02	$46.58	33
Hedging loss	—	(9.64)	—	—	(6.70)	—
Royalties	(11.25)	(8.35)	35	(9.73)	(7.32)	33
Operating costs	(14.01)	(12.40)	13	(14.18)	(12.69)	12
Netback	$45.68	$21.62	111	$38.11	$19.87	92
Conventional heavy oil:
Barrels per day	18,533	19,596	(5)	18,697	17,759	5
Operating netback ($ per bbl):
Sales price	$48.60	$37.37	30	$35.97	$32.40	11
Royalties	(7.13)	(5.81)	23	(5.32)	(4.70)	13
Operating costs	(9.58)	(8.71)	10	(9.19)	(8.55)	7
Netback	$31.89	$22.85	40	$21.46	$19.15	12
Total Liquids:
Barrels per day	51,634	52,966	(3)	51,803	52,843	(2)
Operating netback ($ per bbl):
Sales price	$62.92	$46.59	35	$52.62	$41.81	26
Hedging loss	—	(6.07)	—	—	(4.44)	—
Royalties	(9.77)	(7.41)	32	(8.14)	(6.44)	26
Operating costs	(12.42)	(11.03)	13	(12.38)	(11.30)	10
Netback	$40.73	$22.08	84	$32.10	$19.63	64
Combined totals:
Barrels of oil equivalent (1)
Daily production	99,802	105,639	(6)	100,346	106,050	(5)
Operating netback ($ per boe):
Sales price	$58.27	$42.59	37	$49.57	$40.78	22
Hedging (loss) gain	—	(3.04)	—	0.24	(2.21)	—
Royalties	(10.36)	(7.81)	33	(8.83)	(7.42)	19
Operating costs	(9.11)	(7.78)	17	(8.84)	(7.69)	15
Netback	$38.80	$23.96	62	$32.14	$23.46	37

(1)          Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

Production of 99,802 boe per day in the third quarter of 2005 was flat compared to the second quarter of 2005. Production levels in 2005 were impacted by wet weather that limited access and product hauling. Maintenance programs, normal production declines and a 30 percent reduction in capital spending also impacted 2005 production levels compared to 2004.

Oil and Natural Gas Revenues

Crude oil and natural gas revenues, net of royalties, increased $132 million, a 43 percent increase in Q3 2005 compared to Q3 2004. The increase in the period was due to:

•       Higher prices for both crude oil and natural gas;

•                    Q3 2004 hedging activity reducing revenue in that period by $29 million while hedging activity did not impact netbacks in the third quarter of 2005;

•                    Production in the third quarter of 2005 being six percent lower than in 2004, partially offsetting the increases from pricing; and

•                    Royalty expense increasing $19 million due to the higher prices, also reducing the pricing impact. Royalties as a percentage of revenue, before hedging impacts, was 18 percent in both periods.

The $217 million increase in year-to-date 2005 crude oil and natural gas revenues compared to 2004, net of royalties, was also due to higher commodity prices and hedging gains. Hedging gains of $7 million in 2005 increased revenue in the period while losses of $64 million in 2004 decreased revenue. The effects of these increases were partially offset by five percent lower production volumes and increased royalty expense. The following table reconciles the change in gross revenues in the year to date period.

Increases (Decreases) in Gross Revenues, before royalties, for the nine months ended September 30 ($ millions)

Gross revenues – 2004	$1,120.8
Decrease in light oil and NGL production	(22.9)
Increase in light oil and NGL prices	200.0
Increase in conventional heavy oil production	7.7
Increase in conventional heavy oil prices	18.2
Decrease in natural gas production	(52.7)
Increase in natural gas prices	93.4
Gross revenues – 2005	$1,364.5

Operating Expenses

Operating expenses per boe were two percent higher in Q3 2005 compared to the second quarter of 2005, and 17 percent higher than the third quarter of 2004 due to higher energy and fuel costs, planned facility maintenance projects, increased natural gas compression costs and lower production in 2005. Higher industry activity and commodity prices also impacted operating costs by increasing the demand for services and increasing input costs resulting in higher rates charged by our service providers.

Other Expenses

($millions, except per boe	Three months ended September 30			Nine months ended September 30
amounts)	2005	2004	% Change	2005	2004	% Change
General and administrative
Gross	$10.3	$10.1	2	$33.7	$30.1	12
Per boe	1.12	1.04	8	1.23	1.04	18
Net	5.2	3.2	63	16.4	10.7	53
Per boe	0.56	0.33	70	0.60	0.37	62
Interest	6.5	4.1	59	16.3	12.7	28
Per boe	0.71	0.43	65	0.59	0.44	34
Unit-based Compensation	1.6	21.0	(92)	73.8	62.0	19
Per boe	$0.18	$2.16	(92)	$2.69	$2.14	26

General and Administrative Expenses

Gross expenses of $34 million were up 12 percent from $30 million in the first nine months of 2004 reflecting increased staffing and salary levels. Net general and administrative expenses of $16.4 million in the period also reflect these changes in compensation costs and were up 53 percent from $10.7 million in the first nine months of 2004. On a per unit basis, net expenses were $0.60 per boe in the first nine months of 2005, up 62 percent from $0.37 per boe for the same period of 2004. This increase is in line with expectations due to higher compensation costs to retain staff.

Interest Expense

Interest expense for the first nine months of 2005 amounted to $16.3 million, an increase of 28 percent from $12.7 million in the same period of 2004. The increase is due to higher average interest rates and debt levels in the 2005 period. Debt levels increased due to the payment of over $200 million in income taxes related to the conversion to an income trust.

Unit-Based Compensation

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the stock option plan and the plan of arrangement. Option holders had several alternatives in respect to options vesting on conversion including a cash payment, purchasing Penn West shares at the option exercise price or carrying the option forward. Of the total unit-based compensation charge of $73.8 million in 2005, $53.3 million represented the cash paid to option holders in the second quarter of 2005 in excess of the previously recorded stock-based compensation liability. Penn West paid $81 million at the end of May 2005 to option holders who elected to receive cash for surrendering stock options that were outstanding at the time of the trust conversion. The impact of these payments was expensed in Q2 2005, and not attributed to the conversion, consistent with the accounting recommendations applicable when option holders have a right to receive cash consideration in exchange for surrendering stock options.

In May 2005, the Trust implemented a unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued as determined using the Black-Scholes option pricing model. The resulting expense is amortized over the remaining vesting periods on a straight-line basis. Compensation expense of $2.1 million relating to the unit rights incentive plan has been amortized in the nine months ended September 30, 2005.

Capital Expenditures ($ millions)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Property acquisitions, net	$53.5	$(2.0)	$85.5	$230.9
Land acquisition and retention	2.6	3.7	9.8	14.5
Drilling and completions	46.8	67.7	217.6	214.4
Facilities and well equipping	44.6	35.9	129.8	164.4
Geological and geophysical	1.3	1.6	6.7	11.8
Administrative	0.5	0.1	1.0	0.6
Capital expenditures	$149.3	$107.0	$450.4	$636.6

Capital expenditures of $450 million in the first nine months of 2005 consisted of $86 million of net property acquisitions and $364 million of exploration and development spending. For the same period in 2004, capital expenditures were $637 million consisting of $231 million of net property acquisitions and $406 million of exploration and development spending. The decrease in 2005 capital expenditures over the same period in 2004 reflects the February 2004 acquisition of oil and natural gas assets and undeveloped land in southwest Saskatchewan for $234 million.

Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 3 and 5 to the unaudited interim consolidated financial statements.

Depletion, Depreciation and Accretion

Depletion, depreciation and the accretion provision increased by nine percent to a total of $323 million in the first nine months of 2005 from $297 million in the same period of 2004. This was a direct result of an increase in the depletion rate. Average unit costs increased by 15 percent to $11.78 per boe in the period from $10.22 per boe in the same 2004 period. Accretion of the asset retirement obligation was $17 million in the nine months ending September 30, 2005 compared to $11 million for the comparable 2004 period.

Foreign Exchange

During Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars at an average exchange rate of $0.803 CAD/USD and realized an additional $22.8 million foreign exchange gain. As at September 30, 2005, the Trust had no foreign currency denominated debt. Accordingly, there was no foreign exchange gain or loss on the translation of debt to Canadian dollars in the quarter compared to a $22.4 million net foreign exchange gain for the third quarter of 2004.

Taxes

	Three months ended September 30			Nine months ended September 30
$ millions	2005	2004	% Change	2005	2004	% Change
Capital	4.2	3.1	35	10.5	7.6	38
Current income	—	7.8	—	54.1	30.9	75
Future income	35.1	33.1	6	49.5	61.5	(20)
	39.3	44.0	(11)	114.1	100.0	14

In Q3 2005, no current income tax provision was required compared to a provision of $8 million in the same period of 2004. The cash income tax provision for the first nine months of 2005 was $54 million compared to  $31 million in the 2004 period due to higher cash flow in 2005. The trust conversion on May 31, 2005 resulted in a short income tax year that accelerated $217 million of cash income taxes as a significant amount of Penn West’s taxable income was earned in a partnership. In addition to the $54 million provided for current income taxes to May 31, 2005, the current tax liability was increased by $159 million of which $146 million was a reduction to the future income tax liability and the $13 million was the resulting tax rate difference recorded as a restructuring charge. The tax plan, formulated at the time of the trust conversion, forecasted income tax losses in the taxation year subsequent to May 31, 2005. When realized, these tax losses will be carried back to generate a cash tax recovery. No income tax benefit for these potential losses has been recorded in the unaudited interim consolidated financial statements. To the extent realized in the future, the tax benefit of these losses will be recorded as an increase to the future income tax liability.

The trust conversion also impacted capital taxes in Q2 2005. Part of the plan of arrangement consisted of the conveyance of properties from a partnership to a corporation. This transaction increased taxable capital in the corporation for 2005 however, this increase will not apply in 2006 and beyond.

The provision for future income taxes in Q3 2005 of $35 million compares to a future tax provision of $33 million in the same period of 2004. Future income taxes in the first nine months of 2005 were $50 million compared to the future income tax provision of $62 million in the same period of 2004. The 2005 future income tax provision reflects future tax reductions related to 2005 trust distributions of $170 million. In the first quarter of 2004, a $20 million future income tax recovery was recorded to reflect the 2004 tax rate reduction enacted by the Government of Alberta.

Liquidity and Capital Resources

Dividends to shareholders prior to conversion, distributions to unitholders post conversion, and the capital program in the first nine months of 2005 were funded using internally generated cash flow, and by using bank lines of credit. Bank debt at the end of Q3 2005, after payment of cash taxes and stock options related to the trust conversion, was $778 million compared with $503 million at December 31, 2004 and $573 million at the end of Q3 2004. In the second quarter of 2005, the Trust entered into a new, three year revolving, syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. The facility contains provision for stamping fees of 65 to 115 basis points and standby fees of 15 to 22.5 basis points depending on the Trust’s consolidated bank debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”) ratio. The facility contains the following financial covenants:

•                    Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                    Consolidated total debt to EBITDA shall be less than 4:1;

•                    Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

During the first nine months of 2005, Penn West paid dividends of $17.5 million (2004 - $100.8 million) and distributions of $127.3 million (2004 – nil). The first monthly cash distribution of the Trust, in the amount of $42 million, $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. On October 17, 2005, the Trust announced an increased monthly distribution of $0.31 per trust unit, payable on November 15, 2005 to unitholders of record on October 31, 2005. The distribution increase was established due to current and forward commodity prices exceeding initial expectations, hedging contracts put in place to increase the likelihood of achieving revised projections, strong industry interest in the Trust’s undeveloped land base, and projected capital requirements for 2006 and beyond.

As at September 30, 2005, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2006. The collars, acquired at no cost to the Trust, have an average floor price of US$47.50 and an average ceiling of US$67.86. In addition, the Trust had AECO natural gas collars on 120,000 GJ’s per day with an average floor price of $8.00 and a ceiling of $15.45 on 50,000 GJ’s per day expiring March 31, 2006 and a ceiling of $15.32 on 70,000 GJ’s expiring October 31, 2006. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements.

Plan of Arrangement

On May 27, 2005, the shareholders approved the proposed reorganization of Penn West into an income trust as described in the plan of arrangement dated April 22, 2005. Court approval was obtained on the effective date of the conversion, May 31, 2005. Penn West shareholders received three units of the Trust for each Penn West share. The Trust commenced operations on May 31, 2005 with a new business mandate and legal structure pursuant to the trust indenture dated April 22, 2005, as amended and restated on May 27, 2005. The Trust assumed all assets and liabilities previously held by Penn West.

Prior to the income trust conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnerships. The consolidated financial statements of the Trust have been prepared on a continuity of interest basis, as if the Trust historically carried on the business of Penn West, and include the financial results of Penn West to May 31, 2005 and the Trust for the subsequent months. Per unit figures of comparative periods have been restated to reflect the conversion ratio of three units of the Trust for each share of Penn West.

Reorganization costs of $36 million, relating to financial advisors, legal fees, short year tax rate differences and additional capital taxes associated with the plan of arrangement were charged to accumulated earnings in the second quarter of 2005. In addition, as Penn West’s stock option plan contained a cash payment alternative, $53 million related to canceling outstanding options was charged to income in the second quarter of 2005. At the end of May 2005, Penn West made cash payments of $81 million for the surrender of the remaining vested and unvested stock options pursuant to the plan of arrangement and the terms of the stock option plan.

Outlook

The outlook for oil and natural gas prices remains very strong, and light to heavy oil differentials narrowed in the third quarter of 2005 compared to the second quarter of 2005. For 2005, we are forecasting combined net capital expenditures, both as an exploration/production company and as an income trust, of $450 to $500 million. We are forecasting this 2005 capital program to fund approximately 300 net wells. Subsequent to the conversion to an income trust, capital expenditures have been approximately 40 percent of forecast cash flow with trust unit distributions and debt reduction accounting for the remaining 60 percent of cash flow. Subsequent to September 30, 2005, the Trust entered agreements to sell assets producing approximately 1,300 boe per day for proceeds of approximately $80 million. Estimated average 2005 production remains between 98,500 and 100,500 boe per day. Based on a forecast WTI oil price of US$61.00 per barrel and a $12.00 per mcf natural gas price for the remainder of 2005, forecast after-tax cash flow for 2005 is approximately $1.2 billion.

Budgeted 2006 capital programs include the drilling of approximately 250 to 300 net wells and capital expenditures of $400 to $500 million. Based on this program, the Trust expects 2006 average production of between 90,000 to 100,000 boe per day and cash flow of between $900 million to $1.1 billion based on a forecast WTI oil price of US $58.00 per barrel and an $8.75 per mcf natural gas price.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions, excluding hedging impacts, are outlined in the table below.

Change of:	Impact on cash flow*	Impact on net income*
$1.00 per barrel of liquids price	15.1	9.6
Per trust unit, basic	0.09	0.06
1,000 barrels per day in liquids production	16.9	7.9
Per trust unit, basic	0.10	0.05
$0.10 per mcf of natural gas price	8.2	5.2
Per trust unit, basic	0.05	0.03
10 mmcf per day in natural gas production	25.4	11.4
Per trust unit, basic	0.16	0.07
$0.01 in $US/$CDN exchange rate	23.3	14.8
Per trust unit, basic	0.14	0.09

*$ millions, except per unit amounts. Cash flow and net income impacts are computed based on 2005 forecast commodity prices and production volumes. The net income impact further assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2005	2006	2007	2008	2009	Thereafter
Transportation	5.3	17.1	13.0	7.5	3.8	3.0
Transportation ($US)	0.8	3.4	1.7	1.6	1.6	9.3
Electricity	1.9	2.0	2.0	2.0	2.0	3.2
Office lease	1.3	5.3	4.5	4.2	4.2	3.5

Equity Instruments

Trust units issued
As at September 30, 2005 ***	163,217,421
Issued to employee savings plan	22,638
As at November 9, 2005	163,240,059
Trust unit rights outstanding
As at September 30, 2005 ***	7,572,050
Granted	130,500
Forfeited	(77,800)
As at November 9, 2005	7,624,750

*** See notes 6 and 7 to the unaudited interim consolidated financial  statements

Accounting Pronouncements

Earnings Per Share:

Effective January 1, 2005, this accounting pronouncement requires the number of incremental shares included in year-to-date diluted earnings per share calculations be computed using the average market price of common shares for the year-to-date period. It also stipulates that contracts that could be settled in cash or common shares be assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with mandatory conversion features would be included in the basic weighted average earnings per share calculation from the date of mandatory conversion. These changes did not materially impact the Trust’s reported diluted earnings per share amounts.

Consolidation of Variable Interest Entities:

Effective January 1, 2005, this accounting guideline addresses the circumstances where an entity has control of another entity through arrangements other than share ownership. The accounting guideline requires an enterprise to consolidate the entity when that enterprise has a variable interest that will absorb a majority of the entity’s returns or losses. The Trust does not currently have any such arrangements.

Financial Instruments, Other Comprehensive Income:

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.